United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE
Press release
Alcatel issues a tender offer on bonds

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: June 26th, 2003	By: /S/ Jean-Pascal Beaufret

Jean-Pascal Beaufret Chief Financial Officer

“Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004 and also Registration Statement on Form F-4 Reg. No. 333-82930”.

Press release

Alcatel announces the fixing of the final prices for bonds ALCATEL 5.75% FRF February 2004,
ALCATEL 5% EUR October 2004 and, ALCATEL 5.875% EUR September 2005 and
opens the offer to Individual Investors from 26th June 2003 to 2nd July 2003

The note d’information relating to the offer received the visa N°03-578 dated 13th June 2003 from the Commission des Opérations de Bourse.

Paris, June 26, 2003 — At the end of the offer opened, from 17th June 2003 to 25th June 2003, exclusively to Institutional Holders, Alcatel (Paris: CGEP.PA and NYSE: ALA) has decided, in accordance with the terms of the information memorandum dated 16th June 2003 relating to the offer, to proceed with the offer under the conditions set out below.

Final repurchase prices

The final repurchase prices of the targeted bonds, payable on 7th July 2003, are the following:

	ISIN code	Minimum repurchase	Final repurchase	Amount of the	Final repurchase	Amount Repurchased
		price excluding	price excluding	accrued coupon*	price including
		coupon (as a	coupon		coupon*
		reminder)

5.75 % FRF February 2004	XS0048513666	102.00%	102.10%	2.236%	104.336%	€ 64,664,292
5% EUR October 2004	FR0000495855	102.25%	103.00%	3.671%	106.671%	€ 65,062,000
5.875 % EUR September 2005	FR0000482713	102.50%	103.25%	4.748%	107.998%	€ 91,656,000

*	rounded to the third decimal place

Bonds presented by Institutional Holders at a price higher to the final repurchase price set for each issue will not be repurchased by Alcatel.

Offer opened exclusively to holders which are individuals

From 26th June 2003 to 2nd July 2003, Individual Holders may bring their bonds to the offer at the final prices (see paragraph above “Final repurchase prices”). No reduction will be applied to Individual Holders. Individual Holders who wish to participate should contact their bank, broker or financial intermediary. For further information please contact the Dealer Managers Credit Suisse First Boston and Société Générale at the following telephone number(s) (4420) 7883 5423 (London) and (332) 51 85 52 22 or (332) 51 85 53 20 (France) and Société Générale Bank & Trust S.A., tender agent in Luxembourg, 11 avenue Emile Reuter, L-2420 Luxembourg, telephone number (352) 4793 11 377.

About Alcatel

Alcatel provides end-to-end communications solutions, enabling carriers, service providers and enterprises to deliver contents to any type of user, anywhere in the world. Leveraging its long-term leadership in telecommunications networks equipment as well as its expertise in applications and network services, Alcatel enables its customers to focus on optimizing their service offerings and revenue streams. With sales of Euro 16.5 billion in 2002, Alcatel operates in more than 130 countries. For more information, http://www.alcatel.com

Alcatel press contact

Régine Coqueran / Alcatel HQ	Tel: +33 (0)1 40 76 49 24	Regine.coqueran@alcatel.com

Alcatel Investors Relations

Claire Pedini Laurent Geoffroy Pascal Bantégnie	Tel : +33 (0)1 40 76 13 93 Tel : +33 (0)1 40 76 50 27 Tel : +33 (0)1 40 76 52 20	claire.pedini@alcatel.com Laurent.geoffroy@alcatel.com Pascal.bantegnie@alcatel.com

Alcatel issues a tender offer on bonds

ISIN Code

5.75% FRF 2,000,000,000 February 2004	XS0048513666
5% EUR 500,000,000 October 2004	FR0000495855
5.875% EUR 1,000,000,000 September 2005	FR0000482713

The distribution of any offer or information document relating to the Offer, carrying out the Offer and participation to the Offer may be regulated or subject to legal and regulatory restrictions in certain jurisdictions. The Offer is not made to any person subject to such restrictions, neither directly nor indirectly, and may not be accepted in any way from a jurisdiction where the Offer would be subject to such restrictions.

United States

The Offer is not made within the United States of America or to any person located in the United States of America. No offer or information document relating to the Offer has been submitted to the US Securities and Exchange Commission and any offer or information document relating to the Offer may be sent or given to a person in the United States of America only in accordance with the conditions set out in the laws and regulations of the United States of America. Each holder which will participate to this Offer will be deemed to represent that he is not located in the United States of America (within the meaning of Regulation S of the Securities Act) and that he is not giving an order to participate to the Offer from the United States of America.

Japan

The Offer is not made within Japan nor to any person resident of Japan. No offer or information document relating to the Offer may be sent or given to any person in Japan. To this effect, any bondholder which will participate to the Offer will be deemed to represent that he is not a resident of Japan, he has not received the Offer in Japan, he is not giving any order from Japan and he is not acting on instruction of persons resident of Japan.

United Kingdom

The Offer is not made in the United Kingdom to persons in the United Kingdom except to persons mentioned in Articles 19 to 49 of the Financial Services and Markets Act 2000 (financial promotion) order 2001 or otherwise in circumstances which do not result and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended). All applicable provisions of the FSMA with respect to anything done by it in relation to the Offer in, from or otherwise involving the United Kingdom.

Paris, June 16, 2003 — Following the issue for one billion euros of bonds convertible into new or existing shares and in accordance with its release June 3, 2003, Alcatel (CGEP.PA) announces, with the aim to lengthen its debt maturity, a tender offer opened to holders of the Bonds. The Offer is intended to partially repurchase the Bonds of three issues maturing in 2004 and 2005. The Offer will be made by way of bookbuilding from June 17, 2003 to June 25, 2003 by Institutional Holders (qualified investors within the meaning of Article L.411-2 of the French Monetary and financial code and any holder other than an individual) in order to determine a price per issue. The tender offer will be opened to individuals during a second period, from June 26, 2003 to July 2, 2003 at prices equal to the prices of Institutional Holders.

Minimum repurchase prices excluding coupon (expressed as a percentage of the nominal amount)

5.75% FRF Feb 2004	102.00%
5% EUR Oct 2004	102.25%
5.875% EUR Sept 2005	102.50%

Offer period :

•	Institutional Holders : from June 17, 2003 to June 25, 2003

•	Individual Holders : from June 26, 2003 to July 2, 2003

Combined maximum nominal amount of the Offer

The combined maximum nominal amount repurchased from Institutional Holders for the three issues is EUR 525 million (the “Global Maximum Amount”). The purchase of this amount by Alcatel will however be achieved only if demands for repurchase at the minimum prices are equal or higher than EUR 525 million, subject to the Maximum Amounts per Bond Issues not being exceeded. Indeed, in order to maintain liquidity for the above issues, the intent of Alcatel is to limit the maximum nominal amount of the Bonds which may be repurchased at approximately 50% of the Bonds of each Bond Issue, that is EUR 133 million for the issue “5.75 per cent. FRF Bonds due February 2004”, EUR 244 million for the issue “5 per cent. EUR Bonds due October 2004” and EUR 493 million for the issue “5.875 per cent. EUR Bonds due September 2005” (each a “Maximum Amount” and together the “Maximum Amounts”).

To the Global Maximum Amount and Maximum Amounts may be added the amounts repurchased from Individual Holders, the Bonds of which will not be subject to any reduction.

Final repurchase prices

They will be determined after the closing of the offer for Institutional Holders. If no Bond is presented at the minimum price for a given Bond Issue and that the other offered prices were not acceptable to Alcatel, Alcatel will be allowed to give up the Offer for the relevant Bond(s) Issue(s).

Centralisation of the Offer in France and outside France

The centralisation of the Offer in France will be made by Société Générale, and outside France by Société Générale Bank & Trust S.A. as tender agent in Luxembourg and by Citibank as global tender agent.

Information memorandum

An information memorandum (“Note d’Information”) received visa No. 03-578 dated June 13, 2003 from the Commission des opérations de bourse.

Copies of the information memorandum will be available, free of charge, from the presenting banks, on the internet sites of the Commission des opérations de bourse (www.cob.fr) and of Alcatel (www.alcatel.com or www.alcatel.fr) and at the head office of Alcatel, 54, rue La Boétie, 75008 Paris.

Banks presenting the Offer

CREDIT SUISSE FIRST BOSTON	SG CORPORATE & INVESTMENT BANKING

This press release contains ‘forward-looking statements’ as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risk that: the final and definitive offering terms and conditions are different from those described above; the offering does not provide Alcatel with the financial results or other benefits it expects; as well as the risks described in the documents Alcatel has filed with the U.S. Securities and Exchange Commission and with the French Commission des Opérations de Bourse. Investors and security holders may obtain a free copy of documents filed by Alcatel with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Alcatel. Alcatel does not undertake to, nor has any obligation to, provide, update or revise forward-looking statements.

About Alcatel

Alcatel provides end-to-end communications solutions, enabling carriers, service providers and enterprises to deliver contents to any type of user, anywhere in the world. Leveraging its long-term leadership in telecommunications networks equipment as well as its expertise in applications and network services, Alcatel enables its customers to focus on optimizing their service offerings and revenue streams. With sales of Euro 16.5 billion in 2002, Alcatel operates in more than 130 countries. For more information, http://www.alcatel.com

Alcatel Press Contacts

Aurélie Boutin	Tel: +33 (0)1 40 76 11 79	Aurelie.boutin@alcatel.com
Régine Coqueran	Tel: +33 (0)1 40 76 49 24	Regine.coqueran@alcatel.com

Alcatel Investor Relations

Claire Pedini	Tel: +33 (0)1 40 76 13 93	Claire.pedini@alcatel.com
Laurent Geoffroy	Tel: +33 (0)1 40 76 50 27	Laurent.geoffroy@alcatel.com
Pascal Bantégnie	Tel: +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com